Datalink Corporation

8170 Upland Circle

Chanhassen, MN  55317

October 19, 2007

Attn: Ms. Melissa Walsh
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:          Datalink Corporation (File No. 000-29758)

Form 10-K report for fiscal year ended December 31, 2006

Form 10-Q for the quarterly period ended June 20, 2007

Dear Ms. Walsh:

We are writing in response to the Staff’s comments expressed in your October 3, 2007 letter regarding the above referenced filings and our response letter filed September 14, 2007.

Form 10K for the fiscal year ended December 31, 2006

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 39

1.             Comment: You indicate in your response to prior comment 1 that you report installation and consulting services on the face of the statements of operations based on the amount on your customer’s purchase order. You further state that the amount in your customer orders represents the fair value of your services. Explain in greater detail why you believe the use of this amount represents a reasonable basis for the allocation to service revenue. That is, explain why this amount is representative of the fair value of the service. Clarify whether the amount is the residual amount after the fee has been allocated to the other components that have evidence of fair value, and explain why this residual amount would qualify as fair value.

Response:  All of the purchase orders that we receive for product, installation and consulting are supported by a detailed quote that was previously provided to the customer. The quote breaks out the amount that we charge for the product, installation of the product and consulting services connected with the product sale. We establish the prices for the product, installation and consulting based upon our knowledge of the price that the customer can purchase the exact same product and services from one of our competitors for or directly from the vendor. In addition, the customer has the option of purchasing any of the products or services listed in the quote, either individually or in total.

We believe that these factors establish both a fair value and a reasonable basis for our allocation of revenues between product and service on the statement of operations.

Form 10-Q for the quarterly period ended June 30, 2007

Notes to Financial Statements

Note 6. Acquisitions, page 8

2.             Comment: You indicate in your response to prior comment 4 that you cannot obtain the consent of your valuation firm. Any reference to an independent appraisal firm within the filing would require the inclusion of a consent report. Also, the firm should be identified and named within the filing. As such, tell how you will address this disclosure requirement in future filings.

Response:  We acknowledge the Staff’s comment that our future filings containing a reference to an independent appraisal firm should identify and name the firm and include its consent. To address the Staff’s request, if a future appraisal firm will not agree to provide its consent, we will not include any reference to the appraisal firm in our filing. In addition we will also revise future filings to remove references to the use of an independent appraisal firm in connection with our acquisition of MCSI.

If you have any questions or comments, or would like to discuss this, please call me at (952) 279-4816.

Sincerely,

Datalink Corporation

/s/ Gregory T. Barnum
Gregory T. Barnum
Chief Financial Officer

cc: Jeffrey C. Robbins, Esq.